Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated October 31, 2024 in this Registration Statement on Form S-4/A of Welsbach Technology Metals Acquisition Corp. as a co-registrant, with respect to our audit of the balance sheet of Evolution Metals LLC as of June 30, 2024, and the related statements of operations, changes in member’s equity, and cash flows for the period from February 8, 2024 (inception) to June 30, 2024 that appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
January 24, 2025